October 4, 2017

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Can-Fite BioPharma Ltd.
Registration Statement on Form F-3 File No. 333-220644

VIA EDGAR

Ladies and Gentlemen:

Can-Fite BioPharma Ltd. (the “Company”) hereby withdraws its acceleration request letter dated October 2, 2017, which requested that the effective date of the Registration Statement on Form F-3 referenced above be accelerated so that it would have become effective at 4.00pm ET on October 4, 2017.

Very truly yours, CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman, Ph.D.
Name: Pnina Fishman, Ph.D. Title: Chief Executive Officer

cc: Gary Emmanuel (McDermott Will & Emery LLP)